EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS, EXCEPT RATIOS)
(UNAUDITED)

	Nine Months Ended
	September 30,

	2003	2002

Income before income taxes, cumulative effect of changes in accounting principles and minority interests	$791	$927

Fixed charges deducted from income:
Interest expense	329	352
Implicit interest in rents	52	45

	381	397

Earnings available for fixed charges	$1,172	$1,324

Interest expense	$329	$352
Capitalized interest	16	14
Implicit interest in rents	52	45

Total fixed charges	$397	$411

Ratio of earnings to fixed charges	3.0	3.2